Exhibit 10.3

Fax: 415-723 7895

Driven by science. Focused on life.

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February 28, 2014 Amended 3.3.14

Rick Bierly

[address]

Dear Rick

It is my great pleasure to offer you the position of Chief Financial Officer of Medivation, Inc. reporting to me. We are very excited about the possibility of you joining our team, and we look forward to the prospect of working with you in our innovative company!

As an employee of Medivation, Inc., (the Company) you will be eligible to participate in our benefits and compensation programs. The following outlines the terms of our offer:

Your annualized base salary will be $458,000 payable on the 15th and last day of each month.

We will also pay you a one-time bonus of $320,000. The first half ($160,000) of this amount will be paid within thirty days of your employment start date, and the second half ($160,000) on the first anniversary of your employment. If you voluntarily terminate your employment with us before the first anniversary of your employment start date, you agree to repay some or all of this bonus to Medivation on or before your voluntary termination date. The repayment amount will be calculated on a prorated basis, and reduced by all full months worked between the date of hire and the effective date of the termination. For example, if the date of hire is April 1, 2014, payment is made on May 1, 2014, and your voluntary resignation is effective on August 10, 2014, then you would owe Medivation a repayment of 8/12th of $160,000 or $106,667 (will have worked just 4 full months). The same 12-month proration and formula shall apply to the second year’s payment of $160,000.

Employees who join the Company between January 1 and September 30th will be eligible for a prorated bonus for their first year of employment. Bonuses are generally paid in the first quarter, following year that the bonus was earned. The target bonus opportunity for your position is 60% of your base salary. The actual payout can range from 0% to 250% of this target, based on individual and company performance. The Board of Directors makes an assessment of company achievement against goals for purposes of bonus payouts annually, generally in the first quarter of the following year. You will be a participant in the Medivation 162M Bonus program for Section 16 officers.

We will recommend to Medivation’s Board of Directors that you be granted an option to purchase 31,023 shares of Medivation common stock and 15,511 restricted stock units (RSUs). Upon vesting, each RSU will entitle you to receive one share of Medivation common stock.

525 Market Street, 36th Floor San Francisco, CA 94105 (415) 543-3470 Fax (415) 543-3411 www.medivation.com

Your options will have an exercise price equal to the fair market value of the shares, on the date the option is granted (as determined in accordance with Medivation’s Stock Option Grant Date Policy). The terms of your options will be governed in all respects by the terms of our 2004 Equity Incentive Award Plan and the stock option agreements. Your options will vest over a four-year period—25% at the end of the first year, then 1/48th monthly thereafter over the ensuing three years. Your RSUs will vest over a three year period - one third on each of approximately the first, second and third anniversaries of the grant date. In the event there is a change of control of Medivation, your options would fully vest and become exercisable, and your RSUs would fully vest, automatically upon the occurrence of that event.

Your options and RSUs will be submitted for approval following your start date of employment. A stock option agreement will be provided to you, after the Board of Directors has approved your grant. In addition, you may be eligible for future annual equity grants under the Plan based on the level of your position and your performance. Annual grants are typically made in the first quarter, of the year following a performance evaluation. Employees must be on board by September 30th, in order to be eligible for an annual grant.

As an employee of the Company you will be eligible to enroll in our comprehensive benefits program that includes health, dental, vision, basic life and basic personal accident insurance. Details will be provided during the new hire orientation. All Medivation Inc., benefits are re-evaluated on an annual basis and are subject to change. Subject to timely completion of your job responsibilities, paid time off (PTO) may be utilized at your discretion.

The Company offers a 401(k) plan with an employer match that provides you with the opportunity for pre- or post-tax, long-term savings. You may contribute up to the federal maximum, which is currently $17,500.

In addition, the Company offers an Employee Stock Purchase Plan (ESPP) - ESPP is a voluntary benefit that allows eligible employees to purchase shares of Medivation common stock at a discount through after tax payroll deductions. Eligible employees must enroll during the designated enrollment period. Additional information including a Prospectus and online enrollment instructions will be provided after your date of employment.

It is our understanding that you plan to establish a residence in the Bay Area. You will be eligible for the Medivation Relocation Program. Relocation benefits under this Plan are tailored to meet the needs of the relocating employee, within the guidelines of our Policy. The attached document outlines the benefits that will be provided to you, for your relocation from New Hope, PA to the Bay area. All payments are grossed up for state and Federal taxes. If you voluntarily terminate your employment with us before the second anniversary of your employment start date, you agree to repay the relocation costs to Medivation on or before your termination date.

As a result of the 1986 Immigration Reform and Control Act, we are required to verify the identity and work authorization of all new employees. You will therefore be required to sign the Employment Eligibility Verification (Form I-9). We will need to examine original documents that satisfy these verification requirements, within 24 hours of your employment start date. This offer of employment is contingent upon your providing the necessary documentation within that period.

You will abide by the Company’s strict policy that prohibits any new employee from using or bringing with him/her all prior employers’ proprietary information, trade secrets, proprietary materials, and/or processes. Upon starting employment with Medivation, Inc., you will be required to sign an Employee Confidentiality and Invention Assignment Agreement indicating, among other things, your agreement with this policy.

Employees are expected to devote all professional work time to the Company. If you would like to request an exception for special circumstances, you will need to obtain written permission from your manager.

By signing below you are indicating your understanding that should you accept a position at Medivation Inc., the employment relationship is based on the mutual consent of the employee and the Company. Accordingly, either you or the Company can terminate the employment relationship at will, at any time, with or without cause or advance notice.

This offer of employment is effective for 3 business days from the date of this letter and is contingent upon satisfactory completion of background and reference checks. If all of the foregoing is satisfactory, please sign, date, and return this letter within 3 business days. Please label the envelope attention Sandy Cooper, Human Resource and mail it to Medivation, 525 Market Street 36th Floor, San Francisco, CA 94105. If you prefer, you may scan an email your signed offer letter to sandy.cooper@medivation.com

Rick, we are enthusiastic about welcoming you to the Company and look forward to you joining our team.

Sincerely,

/s/David Hung

David Hung, MD

President and Chief Executive Officer

I accept employment with the Company on the foregoing terms. (Amended 3.3.14 letter)

/s/ Richard A. Bierly
Rick Bierly

3/3/14	3/31/2014 or late previous week
Date Signed	Anticipated Start Date

Relocation Benefits Package

Employee name: Rick Bierly

[phone number]

[email]

[address]

Upon acceptance of the Medivation employment offer, we will contact our relocation provider, Move Management Center (MMC), who will initiate your personal relocation benefit package. This package is designed to assist you with your move from New Hope, PA to the San Francisco Bay Area. Your MMC counselor will be your central point of contact coordinating services available to you, throughout the relocation process. Your MMC counselor will work with professional service providers to coordinate each aspect of your move. Your MMC counselor will follow up with you directly when Human Resources confirms your offer acceptance.

The following is a summary of your relocation benefits:

Amended 3.3.2014

Benefit	Provision

Home Search Assistance & House Hunting Trip	Employee counseling; area information; area home finding tours in San Francisco Bay Area. Business Class airfare, lodging (not to exceed $450 per day or the higher of the current travel policy for EC members), and meals (dinner up to $75 daily; breakfast/lunch up to $35 daily per person) for employee + spouse/partner for 1 trip, for a maximum of 5 days to identify a residence.

Interim Housing	Medivation will pay up to 6 months, not to exceed $5,000 per month for your interim housing. MMC is available to assist you in securing interim housing. Any portion of this allowance ($30K) not utilized will be payable to you, meaning that any residual of the $30K not used will be grossed up and paid to you in a lump sum.

Shipment of Household Goods	MMC will conduct a move Survey to determine your shipping needs. All of your household goods moving cost will be paid by Medivation.

Storage of Household Goods	Medivation will pay for your destination storage for up to 6 months, if required.

Auto Transport	Medivation will pay for the shipment of up 2 cars via professional covered car carrier or with household goods shipment.

Relocation Miscellaneous Expense Allowance	Medivation will pay you $10,000 (grossed-up) to be used at the employee’s discretion for move-related costs. This payment will be made upon the initiation of your move.

Final Move Expenses	One way travel for employee + spouse/partner/family to San Francisco, including meals and lodging (per guideline above).

Tax Preparation Assistance	Medivation will reimburse you for your Federal and State (PA and CA) income tax preparation for years 2014, 2015 and 2016.

Tax Information Gross-up Methodology	Taxable relocation expenses are grossed up.

Approved by	/s/ Sandy Cooper	3.3.14
	Sandy Cooper	Date

Relocation Benefits Package

Benefit	Provision

Time Frame	It is our understanding that your relocation will occur in two parts, an initial change of residence with your relocation to the Bay area closely following your start date, and a second and final relocation to the Bay area may occur within three years (this is an estimate) following the first relocation. The provisions of this package may be extended if requested in writing.

Approved by	/s/ Sandy Cooper	3.3.14
	Sandy Cooper	Date